Paul Boltz
Direct: +852 2214 3723
PBoltz@gibsondunn.com

Client: 66919-00001

July 19, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             NetEase, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed April 26, 2019
File No. 000-30666

Ladies and Gentlemen:

On behalf of NetEase, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated July 15, 2019 from the Staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) in connection with the Staff’s review of the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”).  The text of the Staff’s comment is set forth in italics below, followed by the Company’s response.

1.                                      We note you reached a settlement agreement with PUBG in March 2019 regarding the complaint alleging copyright and trademark infringement as it relates to your mobile games, Rules of Survival and Knives Out. Please describe to us your accounting for the settlement and period of recognition. Further, tell us what consideration you gave to providing disclosure when describing any known trends or uncertainties with respect to revenues from Knives Out and Rules of Survival pursuant to Item 303(a) of Regulation SK. In this regard we note your disclosure that the growth in net revenues from mobile games mainly resulted from games such as Knives Out which gained popularity over the course of 2018.

The Company respectfully advises the Staff that the settlement was considered a recognized subsequent event and hence was pushed back and recorded as cost of revenues in the fourth quarter of 2018 and a liability in accrued liabilities and other payables as of December 31, 2018.  The amount was not material to the Company’s 2018 consolidated financial statements.

With respect to the second part of the Staff’s comment, the Company advises the Staff that in determining whether to provide disclosure describing known trends or uncertainties, it considered the instructions and guidance in Item 303(a) of Regulation S-K and Section IV of SEC Release 34-48960 in preparing the 2018 Form 20-F.  Based on these instructions and guidance, the Company has identified a number of trends affecting its online games business which are disclosed in the 2018 Form 20-F, including the fact that: the Company’s success in the online game market depends on its ability to anticipate and effectively respond to changing interests and preferences of game players and technological advances in a timely manner, the online game industry in China is transitioning to mobile games, and the Company needs to continually introduce new versions or substantive upgrades of its PC and mobile games on a frequent basis to maintain their popularity (see, for example, pages 3-4 of “Item 3. Key Information — D. Risk Factors” and page 33 of “Item 4. Information on the Company — B. Business Overview — Our Services — Online Games” in the 2018 Form 20-F).

While the results from Knives Out and Rules of Survival may fluctuate from period to period due to the foregoing and other factors as described in the 2018 Form 20-F, the Company advises the Staff that it did not identify any known trends or uncertainties specific to these two games that it believed had occurred or were likely to occur or that it believed would have a material favorable or unfavorable impact on its liquidity, capital resources or results of operations for the period ended December 31, 2018.  The Company notes that the above-referenced litigation and settlement have had no material impact on the operation or performance of Knives Out or Rules of Survival and will not have such an impact in future periods.  Rather, the trends affecting Knives Out and Rules of Survival are largely the same as those affecting its other games, including in particular, as noted on page 33 of the 2018 Form 20-F, that the timing and success of content updates have a strong influence on the popularity and profitability of the Company’s mobile games.  The timing for release of any expansion pack or upgrade is based on multiple factors which are evaluated on an ongoing basis, including the Company’s analysis of market changes, user feedback and testing of such updates, and there have been no material trends with respect to the release of such expansion packs or upgrades for Knives Out or Rules of Survival.

The Company will continue to evaluate material trends on its business, including with respect to its significant games, and will disclose any additional material known trends and uncertainties in future filings, as applicable.

If you have any additional questions or comments regarding the 2018 Form 20-F, please call me at +852-2214-3723 or email me at pboltz@gibsondunn.com.

Sincerely,

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.

cc:   Mr. Charles Yang, Chief Financial Officer of NetEase, Inc.